SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 31, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 – GEA-1

Ref.: Official Letter 322/2023/CVM/SEP/GEA-1 - Braskem - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 322/2023/CVM/SEP/GEA-1 ("Official Letter"), dated October 30, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

We refer to the News published on October 30, 2023, in the media Cada Minuto (under the title “Braskem’s board members finds a better understanding than a CPI in the Senate”), informing the following:

"Braskem’s specialists and board members are uncomfortable with the CPI created in the Senate to investigate the tragedy that reached several neighborhoods in Maceió.

They think that an agreement is the best way out because with the installation of a Commission 'you know how it starts, nobody knows how it ends', reveals a political and business source.

The understanding would be a kind of ‘emancipation letter’ for the company whose sale is being discussed with interested parties, according to media specialized in economics/business.”

[....]

In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain the reasons why you understood it to not be a Material Fact and also provide any other information deemed important on the subject.”

In this regard, Braskem clarifies that the Company does not recognize such information.

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Additionally, the Company reinforces that it has been communicating the relevant developments in relation to the Alagoas geological event through public disclosures about the case, between Material Facts and Notices to the Market, in addition to clarifications provided in earnings conference calls and in its accounting and financial information, including consolidated Financial Statements and Reference Form, which contain specific sections dealing with the geological event in Alagoas and the amounts provisioned based on the assessment of the Company and its external advisors, taking into account the effects of short-term and long-term technical studies, existing information and the best estimate of expenses for implementing the various measures relating to the event.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, October 31, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.